Exhibit (a)(5)(vi)

TO:	Clearing Firms
FROM:	CME Group
DATE:	August 23, 2007
SUBJECT:	CME Group Fixed Price Tender Offer and Clearing Firm Participation

On August 1, 2007, CME Group commenced a tender offer to purchase up to 6,250,000 shares of its Class A common stock.  The tender offer is being made only pursuant to the Offer to Purchase and the related materials dated August 1, 2007, in each case as amended and supplemented from time to time.  You should read the Offer to Purchase and the related materials carefully.  You may access the Offer to Purchase and related materials at the SEC’s website at www.sec.gov.

As a clearing firm, you are required to own a certain number of shares of CME Group Class A common stock in order to maintain your qualification as a clearing firm.  For example, CBOT-only and CME-only clearing firms are required to hold 8,000 shares of CME Group Class A common stock.  Joint clearing members (firms with clearing member status of both CME and CBOT) are required to hold 12,000 shares of CME Group Class A common stock.   Shares subject to these holding requirements are held in accounts at Computershare, CME Group’s transfer agent, and are subject to transfer restrictions.

Clearing firms may participate in the tender offer and cause shares that are currently pledged to CME Group to be tendered for purchase by CME Group in the tender offer; provided, however, in order to maintain qualification as a clearing firm, any such firm that participates in the tender offer must replace the number of such shares accepted in the tender offer with additional pledged shares no later than five (5) business days after the tendered shares have been accepted for payment.  Any tender offer consideration that is paid in exchange for a clearing member’s pledged shares that are accepted for payment in the tender offer will be held by Computershare, and not released to the tendering clearing firm, until the replacement shares have been pledged.  The tender offer will expire at 5:00 P.M., New York City time, on August 29, 2007, unless extended (such date and time, as the same may be extended, the “Expiration Time”).  Upon the terms and subject to the conditions of the tender offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, CME Group would accept for payment shares properly tendered and not properly withdrawn prior to the Expiration Time promptly following the Expiration Time.

Additional Information About the Tender Offer

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME Group’s Class A common stock. The tender offer is being made only pursuant to the Offer to Purchase dated August 1, 2007 and the related materials, as amended and supplemented from time to time. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of CME Group may obtain a free copy of the Tender Offer Statement on Schedule TO (including the Offer to Purchase) and other documents filed by CME Group with the Securities and Exchange Commission from the SEC’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-697-6975. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-697-6975.

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